Exhibit 99.1

Check-Cap Expands Leadership Team With Appointment of Dr. Vardit Segal as
Vice President of Clinical Affairs

ISFIYA, Israel, Sept. 25, 2019 -- Check-Cap Ltd. (the "Company" or "Check-Cap") (NASDAQ: CHEK) (NASDAQ: CHEKW), (NASDAQ: CHEKZ), a clinical stage medical diagnostics company advancing the development of the C-Scan® System, the first and only preparation-free ingestible scanning capsule based system for the prevention of colorectal cancer through the detection of precancerous polyps, today announced the appointment of Dr. Vardit Segal as Vice President of Clinical Affairs, effective October 22, 2019. Dr. Segal brings 20 years of diverse experience in the medical device industry.

“We are pleased to welcome someone of Vardit’s caliber to the Check-Cap team,” commented Alex Ovadia, Chief Executive Officer of Check-Cap. “Her extensive experience leading clinical teams across a broad range of medical technology companies will serve us well as we conclude our ongoing U.S. pilot study of the C-Scan® System and prepare for a U.S. pivotal study next year.”

“I am very excited to lead the clinical affairs at Check-Cap as we continue to advance the C-Scan® System toward the pivotal study followed by introduction to the U.S. market” said Dr. Segal. “As the only prep-free screening method for the early detection of colorectal cancer, the C-Scan® System represents a significant opportunity to increase screening rates and improve patient outcomes, and I look forward to making this novel technology available to patients worldwide.”

Dr. Segal joins Check-Cap from Allium Medical Solutions Ltd. (TASE: ALMD), a developer and manufacturer of advanced minimally invasive products, where she served as Vice President of Clinical and Regulatory Affairs since 2014 and has led the process of receiving an FDA clearance for the WIRION embolic protection device recently acquired by CSI Medical (NASDAQ: CSII). Prior to that, she served as Vice President of Clinical Affairs at BetaStim Ltd., a medical device company focused on the diabetes space, from 2008 to 2014. Prior to joining BetaStim Ltd., she worked at Remon Medical Technologies, a medical device company focused on cardiology, where she served as Clinical Affairs Director from 2003 to 2008. Dr. Segal earned a Bachelor of Science degree in Food Engineering and Biotechnology, a Master of Science degree in Biomedical Engineering and a Ph.D. in Biomedical Engineering, all from the Technion - Israel Institute of Technology.

About Check-Cap

Check-Cap is advancing the development of the C-Scan® System, the first and only preparation-free ingestible scanning capsule-based system for the prevention of colorectal cancer ("CRC") through the detection of precancerous polyps. The patient-friendly test has the potential to increase screening adherence and reduce the overall incidence of CRC. The C-Scan® System utilizes an ultra-low dose X-ray capsule, an integrated positioning, control, and recording system, as well as proprietary software to generate a 3D map of the inner lining of the colon. The C-Scan® System is non-invasive and requires no preparation or sedation, allowing patients to continue their daily routine with no interruption as the capsule is propelled through the gastrointestinal tract by natural motility.

Legal Notice Regarding Forward-Looking Statements

This press release contains "forward-looking statements." Words such as "may," "should," "could," "would," "predicts," "potential," "continue," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," and similar expressions, as well as statements in future tense, often signify forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will be achieved. Forward-looking statements are based on information that the Company has when those statements are made or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. For a discussion of these and other risks that could cause such differences and that may affect the realization of forward-looking statements, please refer to the " Forward-looking Statements" and "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2018 and other filings with the Securities and Exchange Commission ("SEC"). Investors and security holders are urged to read these documents free of charge on the SEC's web site at http://www.sec.gov. The Company assumes no obligation to publicly update or revise its forward-looking statements as a result of new information, future events or otherwise.

Investor Contacts

Jeremy Feffer
LifeSci Advisors, LLC
+1-212.915.2568
jeremy@lifesciadvisors.com

Meirav Gomeh-Bauer (Israel)
LifeSci Advisors, LLC
+972(0)-54-476-4979
Meirav@lifesciadvisors.com

Media Contacts

Alison Chen
LifeSci Public Relations
+1-646-876-4932
achen@lifescipublicrelations.com

Meirav Gomeh-Bauer (Israel)
LifeSci Advisors, LLC
+972(0)-54-476-4979
Meirav@lifesciadvisors.com